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CONFIDENTIAL SUBMISSION
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, DC 20549
RE: Confidential Submission of Draft Registration Statement on Form F-1 for Riskified Ltd.
Ladies and Gentlemen:
On behalf of Riskified Ltd., a company incorporated in Israel (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

February 4, 2021 Page 2
If you have any questions with respect to this confidential submission, please call me at +1.212.906.1281.

Best regards,

/s/ Marc Jaffe
Marc Jaffe
of LATHAM & WATKINS LLP

Enclosure

cc:	Eido Gal, Riskified Ltd.
Aglika Dotcheva, Riskified Ltd.
Eric Treichel, Riskified Ltd.
Josh Kiernan, Latham & Watkins LLP
Stelios Saffos, Latham & Watkins LLP

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